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                        [LOCTITE CORPORATION Letterhead]


                                                                NEWS

                                                        FOR IMMEDIATE RELEASE

December 16, 1996

                           LOCTITE AMENDS SEC FILING

Loctite Corporation today announced that it had amended its Schedule 14D-9 filed with the Securities and Exchange Commission. The amended filing reports that certain directors and executive officers of Loctite have advised the Company that they intend, for tax planning purposes, not to tender some or all of their shares pursuant to the offer by Henkel KGaA to acquire all outstanding shares of Loctite's common stock at a price of $61.00 per share in cash. The maximum number of shares that these directors and officers will refrain from tendering is an aggregate of approximately $84,000, representing approximately 0.26% of the total outstanding shares. The Company stated that, assuming the transactions contemplated by the Agreement and Plan of Merger between the Company and Henkel dated as of December 5, 1996 are consummated, any shares not tendered would nonetheless be exchanged for $61.00 in cash in the second-step merger, which will occur as soon as practicable in 1997. The Company said that the Loctite Board of Directors continues to recommend that stockholders tender their shares pursuant to Henkel's offer.


CONTACT: Chuck Burgess of The Abernathy MacGregor Group at (212) 371-5999.


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